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EXHIBIT H - Proposed Form of Notice


Notice of Proposal to organize Property Subsidiary

  New England Electric System (NEES), a registered holding company, has filed an Application/Declaration under Sections 6(a), 7, 9(a), 10, and 12 of the 1935 Act and Rules thereunder. NEES proposes to organize a Property Company to purchase office space to be used by certain NEES subsidiaries, including the existing service buildings leased by Massachusetts Electric Company and the headquarters complex leased by New England Power Service Company. NEES proposes to make an initial equity investment in the Property Company of at least $1 million and not more than $50 million.